Filed Pursuant to Rule 433
Registration No. 333-163248

September 27, 2011

Central Hudson Gas & Electric Corporation

Medium-Term Notes, Series G

$23,400,000 3.378% due April 1, 2022
$10,000,000 4.707% due April 1, 2042

Term Sheet

Issuer:	Central Hudson Gas & Electric Corporation
Market Type:	Senior Unsecured MTN
Ratings:	S&P A, Moody’s A3, Fitch A
Notes:	3.378% due April 1, 2022	4.707% due April 1, 2042
Principal Amount:	$23,400,000	$10,000,000
Trade Date:	September 27, 2011
Settlement Date:	September 30, 2011
Final Maturity:	April 1, 2022	April 1, 2042
Interest Payment Dates:	April 1 and October 1, and at maturity
1st Coupon Payment Date:	April 1, 2012
Coupon:	3.378%	4.707%
US Treasury Benchmark:	UST 2.125% due August 15, 2021	UST 4.375% due May 15, 2041
US Treasury Yield:	1.978%	3.057%
Business day convention:	30/360

Re-offer Price:	100%
Redemption:	Not redeemable prior to maturity
Denomination:	$1,000 x $1,000
Agents:	J.P. Morgan Securities LLC $7,800,000 KeyBanc Capital Markets Inc. $7,800,000 Merrill Lynch, Pierce, Fenner & Smith Incorporated $7,800,000	J.P. Morgan Securities LLC $3,334,000 KeyBanc Capital Markets Inc. $3,333,000 Merrill Lynch, Pierce, Fenner & Smith Incorporated $3,333,000
CUSIP:	15361GAY1	15361GBA2
Use of Proceeds:
The net proceeds of the sale of the Notes will be used by the Issuer to redeem the Pollution Control Refunding Revenue Bonds (Central Hudson Gas & Electric Corporation Project), 1999 Series A previously issued by the New York State Energy Research and Development Authority in the aggregate principal amount of $33,400,000 currently outstanding in the same principal amount.  Such bonds mature on August 1, 2027 and have an interest rate that is fixed to maturity at 5.45% per annum.

The security ratings above are not a recommendation to buy, sell or hold the securities hereby. The ratings may be subject to revision or withdrawal at any time by Moody's Investors Service, Standard & Poor's Ratings Services and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-834-4533 at J.P. Morgan Securities LLC, 1-866-227-6479 at KeyBanc Capital Markets Inc. and toll-free 1-800-294-1322 at Merrill Lynch, Pierce, Fenner & Smith Incorporated.